Exhibit 3.3

ARTICLES OF AMENDMENT
TO THE ARTICLES OF INCORPORATION OF
WESTMOORE HOLDINGS, INC.

I.

The name of the corporation is ROCKWALL HOLDINGS, INC. (the “Corporation”).

IN WITNESS WHEREOF, the Board of Directors has caused its duly authorized corporate officer to execute these Articles of Amendment as of the 28th day of March, 2010.

WESTMOORE HOLDINGS, INC. By: /s/Kevin Wheeler Name: Kevin Wheeler Title: Chief Executive Officer